UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48355

ANNUAL REPORTS
FORM X-17A-5
PART III

OFFICIAL SEAL

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CORPORATE INVESTMENTS GROUP INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

238 W CERMAK RD STE 3A
(No. and Street)

CHICAGO	IL	60616
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JADE LAM	312-225-1388	jade.tse@488trade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL CPAs & BUSINESS ADVISORS LLC
(Name – if individual, state last, first, and middle name)

12 GREENWAY PLAZA STE 1100	HOUSTON	TX	77046
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Andy Lam_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Corporate Investments Group Inc_____, as of ___March 31ST_____, 2 _026_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **OFFICIAL SEAL**
> MANDY XU
> NOTARY PUBLIC, STATE OF ILLINOIS
> My Commission Expires 2/27/27

Signature: _Andy Lam_ (signature)

Title: _President_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Corporate Investments Group, Inc.

Report pursuant to rule 17a-5 (d)

Financial statements

For the year ended December 31, 2025

Table of contents **Page**

Report of Independent Registered Public Accounting Firm

HTL INTERNATIONAL, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Corporate Investments Group
238 West Cermak Road, Suite 3A
Chicago IL 60616 USA

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Corporate Investments Group (the "Company") as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2025, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Corporate Investments Group's financial statements. The supplemental schedules are the responsibility of Corporate Investments Group's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC
We have served as Corporate Investments Group auditor since 2024.
Houston, TX
April 1, 2026

Corporate Investments Group, Inc.
Statement of Financial Condition
As of December 31, 2025

ASSETS	
Current assets	
Cash	$ 205,216
Accounts receivables	24,238
Prepaid expenses and other current assets	3,470
Total current assets	232,924
Non-current assets	
Other receivables	505
Equipment, net	905
Deposits	1,500
Clearing deposit	54,442
Total non-current assets	57,352
Total Assets	$ 290,276
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 13,126
Total Liabilities	13,126
Commitments and Contingencies	-
Member's equity	
Common stock, $0.0001 per value, 100,000 shares authorized, 14,700 shares issued and outstanding	1
Additional Paid in capital	117,678
Retained earnings	159,471
Total Member’s Equity	277,150
Total Liabilities and member's equity	$ 290,276

The accompanying notes are an integral part of these financial statements.

Corporate Investments Group, Inc.
Statement of Operations
For the Year-Ended December 31, 2025

Revenue		
Commissions	$	415,660
Administrative fees		21,391
12b-1 fees		2,412
Total Revenue		439,463
Operating Expenses		
Employee compensation and benefits		203,368
Professional fees		8,730
Occupancy and Equipment Rental		20,228
Other Operating Expenses		32,058
Total Operating Expenses		264,384
Other income		
Interest income		476
Total other income		476
Income From Operations		175,555
Income tax provision		-
Net Income	$	175,555

The accompanying notes are an integral part of these financial statements.

Corporate Investments Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year-Ended December 31, 2025

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2024	14,700	$ 1	$ 117,678	$ 118,964	$ 236,643
Distributions				(135,048)	(135,048)
Net Income				175,555	175,555
Balance, December 31, 2025	14,700	$ 1	$ 117,678	$ 159,471	$ 277,150

The accompanying notes are an integral part of these financial statements.

Corporate Investments Group, Inc.
Statement of Cash Flow
For the Year-Ended December 31, 2025

Net Income	$ 175,555
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation expense	795
Change in net assets and liabilities:	
Prepaid expenses	1,431
Receivables	14,395
Other receivables	(242)
Clearing deposits	5,558
Accounts payable and accrued expenses	(8,648)
Net cash provided by Operating Activities	188,844
Cash Flow from Financing Activities	
Distributions	(135,048)
Net cash used in Financing Activities	(135,048)
Net increase in cash	53,796
Cash at beginning of Year	151,420
Cash at end of Year	$ 205,216

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR	
For Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

6

Note 1: Organization and Nature of Business

Corporate Investments Group, Inc. (the "Company") was incorporated in the state of Illinois on June 7, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including a broker or dealer retailing corporate equity and debt securities, mutual fund retailer via either application or wire order, U.S. Government securities broker and a put and call broker or dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 : Significant Accounting and Reporting Policies

Basis of Accounting
The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents
Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment
Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 2 : Significant Accounting and Reporting Policies

Leases
The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements as the office lease agreement is considered month-to-month until termination by either party.

Revenue Recognition
The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Securities traded include equities, corporate fixed-income, municipal fixed-income, and equity options. Additionally, the Company receives revenue from customers in the form of administrative fees and 12b-1 fees. Commissions and administrative fees are recorded by the Company at a point in time when services are rendered. 12b-1 fees are recorded over a period of time, in accordance with their respective agreements.

Income Taxes
With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the members are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)

Note 2 : Significant Accounting and Reporting Policies

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable, accrued expenses, receivables, prepaid expenses and cash.

Concentration of Credit Risk
Financial instruments that potentially subject to concentrations of credit risk consist primarily of cash. All of the Company's cash is held at high credit quality financial institutions. No credit risk in accounts receivable as deemed collectable.

Related party transactions
The Company follows ASC 850, "Related Party Disclosure", for the identification of related parties and disclosure of related party transactions. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Recent Accounting Pronouncements
On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 202309, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of adopting this new guidance.

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses.

Note 2 : Significant Accounting and Reporting Policies

ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statement.

Note 3: Segment Information

The Company is engaged in a single line of business as a limited purpose broker-dealer to provide due diligence and private placement services. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented

Note 4: Deposit With Clearing Organizations

The Company has AXOS Clearing LLC (the "Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2025 was $50,000. The Company also has a clearing deposit with Interactive Brokers, the balance as of December 31, 2025 was $4,442.

Note 5: Receivables

Receivables balance as of December 31, 2025 were $24,238, due from the clearing broker. Management has determined no allowance for credit losses is necessary as of December 31, 2025.

Note 6: Income Taxes

As discussed in Note 1, the Company has elected S Corporate tax status; therefore, no federal income tax provision is reported.

The state of Illinois has similar rules to the federal tax, except there exists a minimal replacement tax of 1.5%.

Note 7: Equipment, Net

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers & Equipment	$ 17,095	5 yrs
Furniture	16,030	7 yrs
Total cost of property and equipment	33,125	
Less: accumulated depreciation	(32,220)	
Property and equipment, net	$ 905	

Depreciation expense for the year ended December 31, 2025 was $795.

Note 8: Related Party Transactions

During the year ended December 31, 2025 the Company had related party transactions noted below:

	Andy Lam	Jade Lam
Commission	$ 31,695	$ 46,111
Distribution	81,053	53,995
Total	$ 112,748	$ 100,106

Note 9: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2025 consisted of:

Accounts payable	$ 2,728
Commission payable	10,398
Total	$ 13,126

Note 10: Members' Equity

During the year ended December 31, 2025, the Company made distributions to the members of $135,048 in cash.

Note 11: Revenue

Total revenue for the year ended December 31, 2025 consisted of:

Commissions	$ 415,660
Administrative fees	21,391
12b-1 fees	2,415
Total Revenue	$ 439,466

(Continued)

Note 12: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 13: Commitments and Contingencies

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 14: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $276,382 which was $176,382 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness $12,784 to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

Note 15: Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 1, 2026. The date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2025

Total Equity Qualified for Net Capital	$	280,167
Deductions and/or charges		
Non-allowable assets:		
Equipment, net		905
Prepaid expenses		1,380
Deposit		1,500
Total deductions and/or charges		(3,785)
Net Capital	$	276,382
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	853
Minimum dollar net capital requires		100,000
Net capital Required (greater of above)		100,000
Net capital in excess of minimum requirement	$	176,382
Net capital per computation contained in the Company's		
unaudited Form X-17a-5, Part IIA filing	$	176,382
Ratio of aggregate indebtedness to net capital		0.05:1

There were no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part III filing as of December 31, 2025

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2025

Information relating to possession or control requirements is not applicable to Corporate Investments Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTAL INFORMATION

Corporate Investments Group, Inc.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2025

Information relating to possession or control requirements is not applicable to Corporate Investments Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



HTL INTERNATIONAL
CPAS & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

Stockholders and Board of Directors
Corporate Investments Group, Inc.
238 West Cermak Road, Suite 3A
Chicago, IL 60616

Dear Andy Lam,

We have reviewed management's statements, included in the accompanying Exemption Report, in which Corporate Investments Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Corporate Investments Group, Inc. claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Corporate Investments Group, Inc. stated that Corporate Investments Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Corporate Investments Group, Inc. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Corporate Investments Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management’s statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management’s statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HTL International, LLC

HTL International, LLC
Houston
April 1, 2026

CORPORATE INVESTMENTS GROUP, INC.

238 West Cermak Road Suite 3A Chicago IL 60616
1 (312)225 1388

www.488rade.com   MMID:CIIV   Members : FINRA SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Corporate Investments Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or Dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Ryle 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provisions:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2025 through December 31, 2025.

Andy Lam
President

HTL INTERNATIONAL, LLC

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures

Stockholders and Board of Directors
Corporate Investment Group
238 West Cermak Road, Suite 3A
Chicago, IL 60616 USA

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Corporate Investment Group (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $511.
2. Compared audited Total Revenue for the period of January 1, 2025 through December 31, 2025 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HTL International, LLC

HTL International, LLC

Houston, TX
April 1, 2026

Corporate Investments Group, Inc.

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025
SIPC Reconciliation

Total revenue		$ 440,402
Additions – Interest		466
Deductions		(99,768)
SIPC net operating revenues		341,100
Amount due per general assessment @ 0.0015		$ 511

Form	Filing date	Filed/paid to	Amount paid
SIPC 6	7/29/2025	SIPC	$ 247
SIPC 7	2/11/2026	SIPC	$ 264

Total amount paid	$ 511
Overpayment (Underpayment)	$ -

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.